March 14, 2007


By facsimile to (515) 323-8509 and U.S. Mail


Mr. Brian D. Kletscher
Chairman and President
Highwater Ethanol, LLC
205 South Main Street, P.O. Box 96
Lamberton, MN 56152

Re:	Highwater Ethanol, LLC
	Pre-effective Amendment 3 to Registration Statement on Form
SB-2
	Filed March 6, 2007
File No. 333-137482

Dear Mr. Kletscher:

	We reviewed the filing and have the comments below.

General

1. Provide updated financial statements and related disclosures, as necessary, to comply with Item 310(g) of Regulation S-B.

Risk Factors, page 12

2. We note that the independent public accountants` report includes a going concern paragraph. Include as a discrete risk factor disclosure of the going concern paragraph and discussion of the attendant risks to investors in Highwater Ethanol.

Dilution, page 27

3. Revise your dilution calculations to properly reduce the minimum and maximum proceeds by the remaining estimated offering costs.
Your
current calculation reflects this amount as additional net tangible net worth.

Certain Relationships and Related Transactions, page 68

4. Disclosure that Highwater Ethanol has not entered into transactions with related parties is inconsistent with disclosures in the financial statements` note 6 on page F-8 that a member is providing legal services to Highwater Ethanol and Highwater
Ethanol
is compensating three governors for consulting services. Please reconcile the disclosures, and ensure that you include the disclosures required by Item 404 of Regulation S-B in the prospectus.

Federal Income Tax Consequences of Owning Our Units, page 80

5. The disclaimer in the fourth paragraph that "The tax consequences to us and our members...are not addressed in our tax counsel`s opinion" is inconsistent with the requirement under the federal securities laws that the tax opinion`s function is to inform investors of the tax consequences that they can reasonably expect from an investment in Highwater Ethanol. See Item 12(A) of Industry
Guide 5. Further, the disclaimer is inconsistent with the statement
"That section is the opinion of counsel on all material federal income tax consequences to prospective Unit holders of the ownership and disposition of Units" in the fourth paragraph of the short form opinion filed as exhibit 8.1. Since the tax opinion must address and express a firm conclusion for each material federal income tax consequence, please revise.

6. Refer to prior comment 9. The statement at the top of page 81 that "this section is an opinion of our tax counsel`s professional judgment regarding the federal income tax consequences of owning our units" is inconsistent with the requirement for you to state clearly that the opinion contained in this section constitutes tax counsel`s opinion. As drafted, the statement implies that you are providing merely an opinion on your tax counsel`s professional judgment. Please revise.

Partnership Status, page 81

7. The tax treatment depends upon the legal conclusion of whether Highwater Ethanol is a partnership or a corporation. Since counsel must opine on these matters as part of its tax opinion and cannot assume them, please delete the word "Accordingly" in the second sentence.


Tax Consequences Upon Disposition of Units, page 85

8. Refer to prior comment 10.  As noted previously, the word
"generally" may imply that investors cannot rely on the disclosure.
Please delete the word "generally" in the second paragraph`s first sentence.

Exhibits 5.1 and 8.1

9. We wish to remind you that Highwater Ethanol must file executed opinions before the registration statement`s effectiveness. Refer to comment 32 in our October 17, 2006 letter.

Exhibit 10.17

10. It appears that you omitted figure 1, aerial photo of Lamberton,
Minnesota, from the filing. As stated in comment 38 in our October
17, 2007 letter, absent an order granting confidential treatment,
Item 601(b)(10) of Regulation S-B requires the filing of material contracts, including attachments, in their entirety. See also Item
304(e) of Regulation S-B. Please refile the exhibit in its entirety.

Other

11. Refer to prior comment 14.  It appears that you marked as changed
materials some materials that were not changed in pre-effective amendment 3 to the registration statement. For example, refer to the risk factor`s caption "We have not received certain permits...."
on
page 19. As requested previously, please comply with the requirements of Rule 310 of Regulation S-T in future filings.

Closing

	File an amendment to the registration statement in response to the comments. To expedite our review, Highwater Ethanol may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Highwater Ethanol thinks that compliance with any of the comments is inappropriate, provide the basis in the letter.
We
may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Highwater Ethanol and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Highwater Ethanol requests acceleration of the registration statement`s effectiveness, Highwater Ethanol should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Highwater Ethanol from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Highwater Ethanol may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Highwater Ethanol provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Bret A. Johnson, Staff Accountant, at (202) 551-3753 or W. John Cash,
Accounting Branch Chief, at (202) 551-3768.  You may

direct questions on other comments and disclosure issues to Edward
M.
Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3760.

Very truly yours,





Pamela A. Long
  Assistant Director

cc:	Harold N. Schneebeck, Esq.
	Judd W. Vande Voort, Esq.
	Brown, Winick, Graves, Gross, Baskerville & Schoenebaum,
P.L.C.
	666 Grand Avenue, Suite 2000
	Des Moines, IA 50309-2510



Mr. Brian D. Kletscher
March 14, 2007
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE